Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
CRISPR Therapeutics, Inc.	Delaware
TRACR Hematology Ltd	United Kingdom
CTX Financing GmbH	Switzerland
CTX Securities Corporation	Massachusetts